January 15, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.
Amendment No. 5 to Registration Statement on Form F-1
File No. 333-185394
Amendment No. 5 to Registration Statement on Form F-4
File No. 333-185395

Dear Mr. Schwall:

We hereby enclose for your review in advance of filing via EDGAR Amendment No. 5 to the Registration Statement on Form F-1 and the Registration Statement on Form F-4 (together, the “Registration Statements”) of North Atlantic Drilling Ltd. (the “Company”), the changes the Company proposes to make to the Registration Statements with respect to each respective prospectus contained therein to reflect the Company’s expected price range and certain related information.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe

Gary J. Wolfe, Esq.